November 25, 2013

SUBMITTED VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-1090

RE: Ashford Hospitality Trust, Inc.
Form 10K for the year ended December 31, 2012
Filed March 1, 2013
File No. 001-31775

Form 10-Q for the quarter ended September 30, 2013
Filed November 7, 2013
File No. 01-31775

Dear Mr. Gordon:

Ashford Hospitality Trust, Inc. (the “Company”, "Ashford" or “we” ) has received the staff’s comment letter dated November 15, 2013 with respect to the reports referenced above. We respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth in italics and are followed by our responses.

Form 10-Q for the quarter ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.
We note your disclosure regarding the Ashford Hospitality Prime spin-off that will occur on November 19, 2013. Please provide more robust disclosure regarding the operations of the properties that will be eliminated from your consolidated operations following the spin-off in order to give readers more insight into the anticipated impact to Ashford Hospitality Trust’s financial performance subsequent to the spin-off. As part of your disclosure disclose the expected impact on revenues, operating expenses, net income and cash flows from operations. Please provide us with your proposed disclosure. Refer to Item 303(A)(3)(ii) of Regulation S-K and FR-72: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We note that the spin-off has now occurred, and the 10-K will reflect the change in operations that will result from the spin-off. We also note that we provided some financial information about the Ashford Prime properties in the third quarter earnings release, and we also included discussion in the third quarter 10-Q that stated as follows:
In connection with the spin-off we expect to contribute approximately $139 million in cash to Ashford Prime. Additionally, the absence of the cash flows from the hotel properties being contributed to Ashford Prime could have a significant impact on our liquidity. Further, following the spin-off, Ashford Hospitality Advisors LLC, a subsidiary of Ashford, will act as external advisor to Ashford Prime. The advisory fees generated from this arrangement could result in significant cash flows, which could also have a material impact on our liquidity.
Management does not believe the spin-off will have a material impact on our capital resources as all debt associated with the hotel properties is being assumed by Ashford Prime. The spin-off has no impact on our current credit facility.
This spin-off could have a material negative impact on our revenues and a material impact on our income (loss) from continuing operations.  Additionally, after the spin-off, Ashford Hospitality Advisors LLC, a subsidiary of Ashford, will act as external advisor to Ashford Prime. This advisory arrangement and the related fees could have a material impact on our revenues and income (loss) from continuing operations.

However, in an effort to provide more robust disclosure regarding the operations of the properties that will be eliminated from consolidated operations following the spin-off and to give more historical perspective to the specific properties transferred to Ashford Prime, we will include disclosure substantially similar to the following in our Annual Report on Form 10-K:
On November 19, we completed the spin-off an 80% ownership interest in an 8-hotel portfolio, totaling 3,146 rooms (2,912 net rooms excluding those attributable to our partners), to holders of our common stock in the form of a taxable special distribution. The distribution was comprised of common stock in Ashford Hospitality Prime, Inc. (“Ashford Prime”), a newly formed company in which we contributed the portfolio interests. The transaction also includes options for Ashford Prime to purchase the Marriott Crystal Gateway in Arlington, Virginia and the Pier House Resort in Key West, Florida. Ashford Hospitality Advisors LLC, a subsidiary of Ashford acts as external advisor to Ashford Prime.
With respect to the eight hotel properties that are now owned by Ashford Prime, the operating results for the period from January 1, 2013 through November 18, 2013 and the years ended December 31, 2012 and 2011 are included in our consolidated statements of operations for the respective years ended December 31, 2013, 2012 and 2011. The following table summarizes the operating results of the eight-hotel portfolio included in our results of operations (in thousands):

Year Ended December 31,
	2013	2012	2011

Total revenue
Total operating expenses
Operating income
Interest income
Interest expense and amortization of loan costs
Write-off of loan costs and exit fees
Unrealized loss on derivatives
Income before income taxes

The cash flows from operations generated by the 8-hotel portfolio were approximately $xx.x million for the period from January 1, 2013 through November 18, 2013 and $xx.x million and $xx.x million for the years ended December 31, 2012 and 2011, respectively. The absence of the cash flows from these eight hotel properties could have a significant impact on our liquidity. However, as a result of retaining a 20% ownership in Ashford Prime, our portion of Ashford Prime’s net income (loss) is reflected in our results of operations since November 19, 2013. Additionally, our subsidiary Ashford Hospitality Advisors LLC acts as the external advisor to Ashford Prime, and as a result, we receive advisory fees from Ashford Prime. Ashford Prime is required to pay Ashford Hospitality Advisors LLC a quarterly base fee equal to 0.70% per annum of the total enterprise value of Ashford Prime, subject to a minimum quarterly base fee, as payment for managing the day-to-day operations of Ashford Prime and its subsidiaries in conformity with Ashford Prime’s investment guidelines. Ashford Prime is also required to pay Ashford Hospitality Advisors LLC an incentive fee that is based on Ashford Prime’s performance as compared to Ashford Prime’s peer group. The fees are included in our results of operations since November 19, 2013 and could, over time, result in significant cash inflows, which could also have a material impact on our liquidity.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully submit the foregoing for your consideration in response to your comment letter dated November 15, 2013. If you have any further questions concerning this filing, please contact me at (972) 778-9211.

Sincerely,

/S/ Mark L. Nunneley

Mark L. Nunneley
Chief Accounting Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254